Exhibit 8.1

Fronteer Development Group Inc.
List of Subsidiaries

The following list outlines the percentage of ownership and name of each subsidiary of Fronteer Development Group Inc., as at March 17, 2006:

Fronteer de Mexico S.A. de C.V. - 100%
Fronteer Eurasia Madencilik Limited Sirketi – 100%
Fronteer Investment Inc. – 100%
Fronteer Holdings Inc. – 100%
Aurora Energy Resources Inc. – 56.8%
Berkley Homes (Pickering) Inc. – 50%